EXHIBIT 2.02

AMENDMENT NO. 1

TO AGREEMENT AND PLAN OF MERGER

     AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER, dated as of August 18, 2003 (this “Amendment”) by and among Quintiles Transnational Corp., a North Carolina corporation (the “Company”), Pharma Services Holding, Inc., a Delaware corporation (“Parent”) and Pharma Services Acquisition Corp., a North Carolina corporation and wholly owned subsidiary of Parent (“Merger Sub”). Capitalized terms used herein but not defined shall have the meaning ascribed to such terms in the Merger Agreement (as defined below).

WITNESSETH:

     WHEREAS, the Company, Parent and Merger Sub have entered into that certain Agreement and Plan of Merger, dated as of April 10, 2003 (the “Merger Agreement”);

     WHEREAS, Section 9.11 of the Merger Agreement provides that the Merger Agreement may be amended by the parties thereto by action taken by each of Parent, Merger Sub and the Company (with the consent of the Special Committee) at any time before the Effective Time by an instrument in writing signed by the parties to the Merger Agreement;

     WHEREAS, the Effective Time has not occurred and the Company, Parent and Merger Sub wish to amend the Merger Agreement as set forth below;

     WHEREAS, the Special Committee has approved and adopted this Amendment and the transactions contemplated thereby and has consented to the Company entering in to this Amendment;

     WHEREAS, the boards of directors of the Company, Parent and Merger Sub have approved and adopted this Amendment and the transactions contemplated thereby;

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Merger Sub hereby agree as follows:

ARTICLE I.

AMENDMENTS

          SECTION 1.1. Amendments. Section 2.7 of the Merger Agreement is amended by deleting the provisions thereof in their entirety and by substituting the following in lieu thereof:

“SECTION 2.7. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any of the following securities:

(a) Except as provided in clauses (b) and (c) below, each share of Company Common Stock issued and outstanding immediately before the Effective Time and any Rights associated therewith (such shares of Company Common Stock and associated Rights are hereinafter referred to, together, as the “Shares”) (other than Shares held by Dissenting Shareholders (as defined in Section 2.10), if any) shall be converted into the right to receive $14.50 (the “Per Share Amount”) in cash payable to the holder thereof, without interest, upon surrender of the certificate representing such Share or an affidavit with respect thereto, in each case in accordance with Section 2.8. As of the Effective Time, all Shares so converted shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate or certificates representing any such Shares shall cease to have any rights with respect thereto, except to receive the aggregate Per Share Amount applicable thereto, in accordance with Section 2.8.

(b) Each share of Company Common Stock that is owned by any Subsidiary of the Company immediately before the Effective Time shall automatically be canceled and extinguished and shall cease to exist, and no cash, Company Common Stock or other consideration shall be delivered or deliverable in exchange therefor.

(c) All shares of Company Common Stock owned or held by Parent or Merger Sub immediately before the Effective Time (including, without limitation, any Shares acquired pursuant to the Rollover Agreements) shall be converted into an aggregate of 1,000,000 fully paid and nonassessable shares of common stock, $0.01 par value per share, of the Surviving Corporation.

(d) Each share of common stock, $0.01 par value per share, of Merger Sub issued and outstanding immediately before the Effective Time shall automatically be canceled and extinguished and shall be converted into and become 1,240,000 fully paid and nonassessable shares of common stock, $0.01 par value per share, of the Surviving Corporation.”

ARTICLE II.

GENERAL PROVISIONS

          SECTION 2.1. Headings. The headings contained in this Amendment are for reference purposes only and shall not affect in any way the meaning or interpretation of this Amendment.

          SECTION 2.2. Counterparts. This Amendment may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which shall constitute one and the same agreement.

          SECTION 2.3. Governing Law. This Amendment shall be governed by, and construed in accordance with, the Laws of the State of North Carolina applicable to contracts executed in and to be performed entirely within that State without regard to principles of conflicts of Laws therein.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

QUINTILES TRANSNATIONAL CORP.

By:	/s/ John S. Russell

Name: John S. Russell
Title: Executive Vice President

PHARMA SERVICES HOLDING, INC.

By:	/s/ Dennis B. Gillings

Name: Dennis B. Gillings, Ph.D.
Title: Chairman

PHARMA SERVICES ACQUISITION CORP.

By:	/s/ Dennis B. Gillings

Name: Dennis B. Gillings, Ph.D.
Title: President